ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

November 23, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Ashmore Funds Registration Statement on Form N-1A

Dear Ms. Hatch,

On behalf of Ashmore Funds, a Massachusetts business trust (the “Trust”), we are today filing Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A (the “Registration Statement”) pursuant to the Securities Act of 1933, as amended, and Amendment No. 2 to the Registration Statement pursuant to the Investment Company Act of 1940, as amended. This filing has been marked to indicate the changes made from the filing of Pre-Effective Amendment No. 1 and Amendment No. 1 to the Registration Statement on November 8, 2010.

This amendment is being filed for the purposes of responding to comments from the Staff of the Securities and Exchange Commission and to make certain other changes. The Trust intends to commence sales of shares of series of the Trust as soon as practicable after the effective date of the Registration Statement. In addition, the Trust may distribute preliminary prospectuses for the series of the Trust prior to effectiveness of the Registration Statement.

No fees are required in connection with this filing. Please direct any questions regarding the enclosed materials to the undersigned at (202) 508-4632.

Sincerely,

/s/ Jeremy C. Smith

Jeremy C. Smith

cc:	Alexandra Autrey, Ashmore Investment Management Limited
David Sullivan, Ropes & Gray LLP
Jessica Reece, Ropes & Gray LLP